SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               (Amendment No.__*)


                          Ultimate Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    903849107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark J. Wattles
                               7945 W. Sahara #205
                            Las Vegas, Nevada  89117
                                  503-570-1601
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 14, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. [_].

                            (Continued on following pages)


----------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

          MARK J. Wattles

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

          [PF]

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. CITIZEN

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,467,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,467,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,467,000 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN

Item 1.  Security and Issuer

         The class of securities to which this statement relates is Common Stock of Ultimate Electronics, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 321 W. 84th Avenue, Suite A, Thornton, CO 80260.

Item 2. Identity and Background.

         (a) This statement is filed by Mark J. Wattles.

         (b) The business address of Mr. Wattles is 7945 W. Sahara #205 Las Vegas, Nevada 89117.

         (c) Mr. Wattles' principal occupation and employment is Chairman of the Board and Chief Executive Officer of Hollywood Entertainment Corporation. The address of the principal executive offices of Hollywood Entertainment Corporation is 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

         (d)-(e) During the last five years, Mr. Wattles has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Wattles is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

         As of the close of business on December 15, 2004, the aggregate purchase price of 1,467,000 shares of the Company's Common Stock purchased by Mr. Wattles was $1,862,465.29 (including commissions). The source of funding for the purchase of these shares was from personal funds.

Item 4. Purpose of Transaction.

        Mr. Wattles acquired the shares of the Company's Common Stock reported herein for investment purposes. At this time, he has no intention of acquiring additional shares of the Company reported herein, although he reserves the right to make additional purchases or sell his shares from time to time in the open market or otherwise. Any decision to make such additional purchases or sell his shares will depend, however, on various factors, including, without limitation, the price of the stock, stock market conditions and the business prospects of the Company. From time to time, Mr. Wattles may discuss the Company's business, operations, prospects, management or capital structure with management, shareholders, potential partners or investors or investment and financing professionals. Such discussions could result in Mr. Wattles' modifying his ownership of the Company's Common Stock or proposing one or more of the other actions described in Item 4(a)-(j) of Schedule 13D. Although Mr. Wattles has no present intention, arrangement or understanding to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D, he reserves the right to change his plans and intentions at any time.

Item 5. Interest in Securities of the Issuer.

         (a) Mr. Wattles beneficially owns a total of 1,467,000 shares of the Company's Common Stock, which represents approximately 9.8% of the Company's issued and outstanding shares based on the Company's most recent filings with the Securities and Exchange Commission.

         (b) Mr. Wattles has sole power to vote or direct the vote and to dispose or to direct the disposition of all of the shares that Mr. Wattles beneficially owns.

         (c) The following table sets forth all transactions with respect to shares of the Company's Common Stock effected during the past sixty (60) days by Mr. Wattles. All such transactions were effected in the open market. The table excludes commissions paid.

                ----------------- ------------------ --------------------
                  Date              No. of Shares      Price Per Share
                                     Purchased
                ----------------- ------------------ --------------------
                 12/13/04              500,000              1.1565
                ----------------- -----------------  --------------------
                 12/14/04              912,741              1.2796
                ----------------- ------------------ --------------------
                 12/15/04               54,259              1.3315
                ----------------- ------------------ --------------------

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wattles and any person with respect to any securities of the Company.

Item 7. Exhibits.

None

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Dated: December 23, 2004



                                        /s/ MARK J. WATTLES
                                        ---------------------------------------
                                        Mark J. Wattles



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